UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

This Form 6-K/A amends Petróleos Mexicanos’ report relating to its audited consolidated results for the year ended December 31, 2008 and its unaudited condensed consolidated results for the three months ended March 31, 2009, furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on May 19, 2009 (the “Recent Developments 6-K”), by providing the following:

Petróleos Mexicanos hereby incorporates by reference into the Offering Circular dated January 27, 2009, relating to its U.S. $7,000,000,000 Medium-Term Notes Program, Series C due 1 Year or More from the Date of Issue (the “Offering Circular”), the Recent Developments 6-K. The Recent Developments 6-K supersedes the following interim financial information furnished to the SEC and previously incorporated by reference into the Offering Circular:

•	Petróleos Mexicanos’ report relating to its unaudited condensed consolidated results for the six months ended June 30, 2008, furnished to the SEC on Form 6-K on November 26, 2008; and
•	Petróleos Mexicanos’ report relating to its unaudited condensed consolidated results for the nine months ended September 30, 2008, furnished to the SEC on Form 6-K on January 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer Deputy Director of Finance and Treasury

Date: May 28, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.